UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Submission of Matters to a Vote of Security Holders.

On June 12, 2023 Super Group (SGHC) Limited (NYSE: SGHC) (“Super Group” or the “Company”) held its 2023 Annual Meeting of Shareholders (the “Annual Meeting”).

Represented at the Annual Meeting were 462,134,717 shares, or 92.69%, of the Company’s 498,529,659 shares entitled to vote at the Annual Meeting. The following matters were voted upon at the Annual Meeting and below are the voting results:

Resolution 1	FOR		AGAINST		ABSTAIN
Super Group shareholders approved an ORDINARY RESOLUTION that the annual report, the audited financial statements, the report of the board of directors of the Company (the “Directors”) and the report of the Company’s auditor for the financial year ended December 31, 2022 were received and approved:	Votes 462,109,577	% of Votes 99.99%	Votes 18,003	% of Votes 0.01%	Votes 7,137

Resolution 2	FOR		AGAINST		ABSTAIN

Super Group shareholders approved an ORDINARY RESOLUTION re-appointing BDO LLP as the auditor of the Company (the “Auditor”) from the end of the Annual Meeting until the end of the next annual general meeting of the Company’s shareholders in accordance with section 257(4) of the Companies (Guernsey) Law, 2008, as amended (the “Companies Law”):

	Votes 462,088,873	% of Votes 99.99%	Votes 18,978	% of Votes 0.01%	Votes 26,866

Resolution 3	FOR		AGAINST		ABSTAIN

Super Group shareholders approved an ORDINARY RESOLUTION to authorise the Directors of the Company to determine the remuneration of the Auditor in accordance with section 259(a)(ii) of the Companies Law:

	Votes 462,101,874	% of Votes 99.99%	Votes 30,902	% of Votes 0.01%	Votes 1,941

Resolution 4	FOR		AGAINST		ABSTAIN

Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Eric Grubman as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company’s shareholders:

	Votes 462,100,932	% of Votes 99.99%	Votes 26,613	% of Votes 0.01%	Votes 7,172

Resolution 5	FOR		AGAINST		ABSTAIN

Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of John Collins as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company’s shareholders:

	Votes 462,101,662	% of Votes 99.99%	Votes 25,883	% of Votes 0.01%	Votes 7,172

Resolution 6	FOR		AGAINST		ABSTAIN
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Robert James Dutnall as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company’s shareholders:	Votes 461,377,508	% of Votes 99.83%	Votes 749,486	% of Votes 0.17%	Votes 7,723

Resolution 7	FOR		AGAINST		ABSTAIN

Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of John Le Poidevin as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company’s shareholders:

	Votes 462,099,381	% of Votes 99.99%	Votes 27,413	% of Votes 0.01%	Votes 7,923

Resolution 8	FOR		AGAINST		ABSTAIN

Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Natara Holloway Branch as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company’s shareholders:

	Votes 462,101,312	% of Votes 99.99%	Votes 26,050	% of Votes 0.01%	Votes 7,355

Resolution 9	FOR		AGAINST		ABSTAIN

Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Jonathan Jossel as a director of the Company from the end of the Annual Meeting until the end of the next annual general meeting of the Company’s shareholders:

	Votes 461,613,697	% of Votes 99.88%	Votes 513,097	% of Votes 0.12%	Votes 7,923

Resolution 10	FOR		AGAINST		ABSTAIN

Super Group shareholders approved an ORDINARY RESOLUTION confirming that the Company is authorised, in accordance with section 315 of the Companies Law, subject to all other applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares (as defined in the Company’s Articles of Incorporation) (the “Shares”), on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:

a.  the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution was passed;

b. the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and

c.  the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made;

such authority to expire on November 12, 2023 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract:

	Votes 461,622,010	% of Votes 99.88%	Votes 510,948	% of Votes 0.12%	Votes 1,759

Resolution 11	FOR		AGAINST		ABSTAIN

Super Group shareholders approved an ORDINARY RESOLUTION confirming that the Company is authorised, in accordance with section 314 of the Companies Law, subject to all applicable legislation and regulations, to acquire its own Shares, on the terms set out in the form of buyback contract circulated to shareholders in advance of the Annual Meeting (the “Buyback Agreement”) and that the terms of the Buyback Agreement are approved and authorised in all respects, provided that:

a.  the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution was passed;

b. the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and

c.  the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 100% of the closing market value of a Share on the Business Day prior to the day the purchase is made,

such authority to expire at the end of the annual general meeting of the Company’s shareholders to be held in 2025 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract:

	Votes 461,620,548	% of Votes 99.88%	Votes 511,747	% of Votes 0.12%	Votes 2,422

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: June 14, 2023	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory